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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

        This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Ad-hoc-announcement of Deutsche Telekom AG

2004 financial year

Bonn, 02.03.2005

Deutsche Telekom generates net revenue of EUR 4.6 billion in 2004

  •
  Net revenue up 3.7 percent to EUR 57.9 billion, organic revenue growth of 5.8 percent

  •
  Net income increased from EUR 1.3 billion to EUR 4.6 billion; adjusted net income from EUR 0.2 billion to EUR 2.2 billion

  •
  Board of Management proposes a dividend of EUR 0.62 for 2004

  •
  EBITDA excl. special factors of EUR 19.4 billion compared with EUR 18.3 billion in 2003

  •
  Operating result excluding special factors grows 32 percent to EUR 6.9 billion

  •
  Free cash flow increased from EUR 8.3 billion to EUR 10.2 billion

  •
  Net debt reduced by EUR 11.4 billion to EUR 35.2 billion

  •
  Outlook: In 2005 adjusted EBITDA, calculated in accordance with IFRS, expected to be between EUR 20.7 billion and EUR 21.0 billion

—End of ad-hoc-announcement—

—Issuer's information/explanatory remarks concerning this ad-hoc-announcement—

	FY 2004 millions of EUR	FY 2003 millions of EUR	Change %
Net revenue	57,880	55,838	3.7
—Domestic	35,147	34,691	1.3
—International	22,733	21,147	7.5
Adjusted results from ordinary business activities	3,593	1,122	220.2
Results from ordinary business activities	6,541	1,398	367.9
Adjusted net income	2,196	222	889.2
Net income	4,634	1,253	269.8
EBITDA excluding special factors	19,364	18,288	5.9
EBITDA	22,315	18,475	20.8
Net cash provided by operating activities	16,307	14,316	13.9
Free cash flow before dividend payments	10,180	8,285	22.9
Investments in property, plant, and equipment and intangible assets (excluding goodwill)	5,936	6,234	(4.8)
Net debt at balance sheet date	35,198	46,576	(24.4)
Average number of employees	247,559	251,263	(1.5)

	Q4 2004 millions of EUR	Q4 2003 millions of EUR	Change %
Net revenue	14,958	14,550	2.8
—Domestic	9,587	9,002	6.5
—International	5,371	5,548	(3.2)
Adjusted results from ordinary business ctivities	711	(60)	n.a.
Results from ordinary business activities	1,815	(385)	n.a.
Adjusted net income	252	(516)	n.a.
Net income	1,423	(364)	n.a.
EBITDA excluding special factors	4,732	4,503	5.1
EBITDA	5,839	4,178	39.8
Net cash provided by operating ctivities	5,499	3,272	68.1
Free cash flow before dividend payments	3,595	892	303.0
Investments in property, plant, and equipment and intangible assets (excluding goodwill)	2,125	2,698	(21.2)
Average number of employees	245,730	248,993	(1.3)

        Deutsche Telekom ended the 2004 financial year with net income of EUR 4.6 billion, thus clearly achieving its goal of continued profitable growth. Net revenue increased by 3.7 percent to EUR 57.9 billion in 2004 compared with EUR 55.8 billion in 2003. Exchange rate effects and first-time consolidations of EUR 0.7 billion and deconsolidations of EUR 0.4 billion had a negative impact on revenue in the year under review. Adjusted for these factors, organic revenue growth amounted to 5.8 percent. Revenue growth in the Group was mainly attributable to mobile communications and broadband business. At EUR 19.4 (previous year EUR 18.3) billion, Deutsche Telekom recorded an increase in EBITDA excluding special factors of 5.9 percent. Organic EBITDA, adjusted for exchange rate fluctuations and changes in the composition of the Group, rose by as much as 7.1 percent to EUR 19.5 billion. The adjusted EBITDA margin increased from 32.8 percent to 33.5 percent. Operating results in 2003 amounted to EUR 5.4 billion; in 2004, the Group generated EUR 9.9 billion—an increase of roughly 83 percent. In addition to sustained revenue growth and the resulting improvement in adjusted EBITDA, special factors also had a positive impact on operating results. These special factors were mainly attributable to the write-up for U.S. mobile communications licenses and proceeds from disposals. Excluding special factors, operating results improved from EUR 5.2 billion in 2003 to EUR 6.9 billion in 2004. The considerable increase in net income from EUR 1.3 billion to EUR 4.6 billion in 2004 resulted from the positive development of the operating results and the improvement in financial expense. Adjusted net income increased from EUR 0.2 billion to EUR 2.2 billion.

        Net debt decreased by EUR 11.4 billion to EUR 35.2 billion in 2004. This was achieved primarily due to free cash flow and the sale of investments, such as the sale of a share in the Russian mobile communications company MTS. In 2004, free cash flow before dividend payments amounted to EUR 10.2 billion compared with EUR 8.3 billion the previous year. The ratio of net debt to adjusted EBITDA was 1.8 at December 31, 2004.

        As a result of the encouraging performance in the 2004 financial year, the Board of Management plans, subject to final approval by the Supervisory Board, to propose to the shareholders' meeting a dividend of EUR 0.62 per share carrying dividend rights.

        In 2005, Deutsche Telekom expects adjusted EBITDA, calculated in accordance with IFRS, to be between EUR 20.7 billion and EUR 21.0 billion. The Group plans to invest between EUR 7.5 billion and EUR 8.0 billion in property, plant and equipment and expects to generate free cash flow in the same amount. Deutsche Telekom expects additional cash outflows as a result of the acquisition of additional mobile communications licenses in the U.S. and the reintegration of T-Online. Deutsche Telekom considers the dividend to be paid for 2004 a guide for future dividend payments. Any decisions regarding future dividend payments will, however, be based on the development of net income.

        This notification contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events. Forward-looking statements are based on current plans, estimates and projections, and therefore too much reliance should not be placed on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Form 20-F submitted to the U.S. Securities and Exchange Commission. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account. In addition to the figures shown in accordance with German GAAP, Deutsche Telekom also shows so-called pro forma figures, e.g., EBITDA, adjusted EBITDA, net debt, and free cash flow. These pro forma financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with German GAAP. For a definition of these pro forma figures, please refer to the explanations under "Reconciliation to pro forma figures" on Deutsche Telekom's Investor Relations website at www.deutschetelekom.com.

—End of Issuer's information/explanatory remarks—

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG
By:	/s/ PPA. ROLF EWENZ-SANDTEN Name: Rolf Ewenz-Sandten Title: Vice President

Date: March 2, 2005

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